LEADING PROXY ADVISORY FIRMS ISS AND GLASS LEWIS
SUPPORT TAHOE’S PROPOSED PLAN OF ARRANGEMENT WITH PAN AMERICAN SILVER

VANCOUVER, British Columbia – December 21, 2018 – Tahoe Resources Inc. (“Tahoe”) (TSX: THO; NYSE: TAHO) is pleased to announce that both Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) have recommended that Tahoe shareholders vote in favour of the proposed plan of arrangement (the “Arrangement”) with Pan American Silver Corp. (“Pan American”). ISS and Glass Lewis are two leading independent proxy advisory firms who make voting recommendations to their subscribers, including institutional investors.

Kevin McArthur, Executive Chair of Tahoe, noted: “We are pleased to receive the positive endorsements for the Arrangement, which if completed will provide Tahoe shareholders with ownership in the world’s largest publicly-traded silver company by free-float, participation in a diversified world-class portfolio of assets across the Americas, and retain upside exposure to the restart of the Escobal mine. The combined company will have a stronger financial position and balance sheet, and will be led by a proven management team with a 25-year track record of successful operations in Latin America.”

Recommendation to Shareholders of Tahoe

In reaching its conclusion, ISS noted: “The Arrangement makes strategic sense as Pan American is a much larger and well-established player in the same industry. Current Tahoe shareholders will hold a significant portion in what will be the world's largest public silver mining company by free float and will have the largest silver reserve base of its peer group.” ISS continued, “In light of…the significant premium, the positive market reaction, and absence of significant governance concerns, shareholder approval of this resolution is warranted.”

Glass Lewis also noted: “We believe, the merger represents a compelling opportunity for Tahoe shareholders to convert a majority of their existing investments into meaningful equity interests in the new Pan American, which will be a leading silver company with an unrivaled collection of assets, best-in-class operational and financial metrics, and an experienced management team. The structure and terms of the transaction enable Tahoe shareholders to participate in any revaluation potential and improved trading liquidity, while also retaining exposure to the upside of an Escobal mine restart through the CVRs, and further allows them to realize liquidity at an attractive market premium, given that roughly 25% of the initial consideration will be paid in cash. Based on these factors, we believe the proposed merger is in the best interests of shareholders.”

Tahoe Meeting

The special meeting of shareholders of Tahoe is scheduled for 11:00am PT on Tuesday, January 8, 2019 at Royal Centre, 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia.

Additional information concerning the Arrangement can be found in Tahoe’s information circular (the “Information Circular”) dated December 4, 2018. An electronic copy of the Information Circular is available under Tahoe’s profile on SEDAR at www.sedar.com and on Tahoe's website at http://www.tahoeresources.com/investors/pan-american-transaction.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The proxy voting deadline is 11:00am PT/2:00pm ET on Friday, January 4, 2019.

Shareholders are encouraged to vote today using the internet, telephone or facsimile.

The Tahoe Board of Directors UNANIMOUSLY recommends that
Shareholders vote IN FAVOUR of the Arrangement.

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Consideration Election

Tahoe shareholders may elect whether they would like to receive Cash Consideration or Share Consideration in respect of each Tahoe Share held upon completion of the Arrangement, subject to proration based on a maximum cash consideration of US$275 million and a maximum of 56,074,675 Pan American shares to be issued.

The deadline to elect your preferred Consideration is 4:00pm PT/7:00pm ET on Thursday, January 3, 2019.

Shareholder Questions and Assistance

If you have any questions or require assistance voting your Tahoe shares, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll-free in North America, or call collect outside North America at +1 416 304-0211, or by e-mail at assistance@laurelhill.com.

About Tahoe Resources Inc.

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act, Section 21E of the U.S. Exchange Act, or the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively herein after referred to as “forward-looking statements”). These forward-looking statements include but are not limited to statements and information concerning the potential benefits of the Arrangement.

These forward-looking statements are based on the beliefs of Tahoe’s management, as well as on assumptions, which management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Arrangement, including the approval of the Arrangement and its fairness by the court, the receipt of shareholder approvals, and the receipt of the required governmental and regulatory approvals and consents.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Tahoe or Pan American to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: the Arrangement Agreement may be terminated in certain circumstances; Tahoe will incur costs even if the Arrangement is not completed, and may also be required to pay a termination fee to Pan American; the termination fee may discourage other parties from attempting to acquire Tahoe; risks related to the business combination with Pan American, including risks related to assimilating operations and employees; risks related to the diversion of management time on the Arrangement; risks related to the completion of the Arrangement having a potential adverse effect on the market price of Pan American shares; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; general business, economic, competitive, political, regulatory and social uncertainties; the future price of gold, silver, copper, lead and zinc and market price volatility; changes in applicable laws and compliance with government regulation; risks related to the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation; risks related to political developments and policy shifts; and risks related to community and non-governmental actions.

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Some of the important risks and uncertainties that could affect forward-looking statements are described further in the Information Circular and under the heading “Risks Related to Tahoe’s Business” in Tahoe’s most recent Form 40-F and annual information form filed with the United States SEC and Canadian provincial securities regulatory authorities, respectively, and included in the management’s discussion and analysis for the nine months ended September 30, 2018. Although Tahoe has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and other than as required by applicable securities laws, Tahoe assumes no obligation to update or revise them to reflect new events or circumstances, except to the extent required by applicable law.

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